Exhibit (a)(1)(xi)

ZIMMER FAMILY ANNOUNCES

AN INCREASE IN THE OFFER PRICE FOR SHARES OF REEDS JEWELERS, INC.

AND AN EXTENSION OF THE CASH OFFER UNTIL FRIDAY, APRIL 23, 2004

WILMINGTON, NC (March 29, 2004) – Sparkle, LLC, a North Carolina limited liability company formed by members of the Zimmer Family (“Sparkle”), announced today that it has revised its tender offer to purchase all of the outstanding shares of common stock of Reeds Jewelers, Inc. (“Reeds”) not currently held by Sparkle and its affiliates (the “Shares”) by increasing the tender offer price from $1.85 per Share to $2.05 per Share, subject to the terms and conditions set forth in its Offer to Purchase, as amended or supplemented, and the related Letter of Transmittal for the tender offer. The revised tender offer, at $2.05 per Share, represents an 11% increase over the original $1.85 per Share tender offer price and a 15% premium over the closing price of the Shares on March 26, 2004 (based on the last trade in the Shares at closing on March 26, 2004, having occurred on March 19, 2004 at $1.78 per Share), the last trading day prior to this announcement. The $2.05 per Share price represents a premium of 85% over the closing price of the Shares on December 1, 2003, the last trading day prior to Sparkle’s initial announcement of its intention to commence the tender offer, and premiums of 87%, 85%, and 86% over the Shares’ average closing price for the 90, 20, and 5 trading days ending on December 1, 2003, respectively.

If the tender offer is consummated in accordance with the terms and conditions set forth in the Offer to Purchase, as amended or supplemented, and the related Letter of Transmittal for the tender offer, Reeds shareholders who have already validly tendered their Shares will receive the benefit of the $2.05 per Share price and need not take any further action in order to do so.

Sparkle will supplement its Offer to Purchase and amend its tender offer statement on file with the Securities and Exchange Commission (“SEC”) shortly to reflect the increased price and other relevant changes.

In addition, the tender offer, which was scheduled to expire at 5:00 P.M., New York City time, on Monday, March 29, 2004, has been extended until and will expire at 5:00 P.M., New York City time, on Friday, April 23, 2004, unless extended further as described in the Offer to Purchase and any amendments or supplements thereto.

The depositary for the tender offer has advised Sparkle that, as of 3:00 P.M., New York City time, today, Monday, March 29, 2004, an aggregate of approximately 654,991 Shares had been tendered to Sparkle in the tender offer.

NOTICE FOR REEDS SHAREHOLDERS

Reeds shareholders and other interested parties are urged to read Sparkle’s tender offer statement filed with the SEC by Sparkle, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber and Mark Harrison Schreiber, and other relevant documents filed with the SEC because they contain important information. Reeds shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting The Altman Group, Inc., the Information Agent for the transaction, at (201) 460-1200 (banks and brokers), and for all others, call toll free at (800) 249-7123.